Filed pursuant to Rule 424(b)(5)

Registration Statement No. 333-216243

PROSPECTUS SUPPLEMENT

(To Prospectus Dated March 9, 2017 and Prospectus Supplement Dated April 14, 2017)

WESTWATER RESOURCES, INC.

Up to $8,000,000

Common Stock

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We previously entered into a Controlled Equity OfferingSM Sales Agreement, or sales agreement, with Cantor Fitzgerald & Co., or Cantor Fitzgerald, pursuant to which we may offer and sell shares of our common stock from time to time through Cantor Fitzgerald, acting as sales agent, having an aggregate offering price of up to $30,000,000. As of May 15, 2018, we have sold approximately $1.5 million of our common stock under the sales agreement pursuant to our prospectus dated March 9, 2017 (the “Prospectus”) and our prospectus supplement dated April 14, 2017 (the “Original Prospectus Supplement”, and together with the Prospectus, the “Original Prospectus”), which leaves approximately $28.5 million of common stock available under the sales agreement. This prospectus supplement should be read in conjunction with the Original Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Original Prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Original Prospectus, and any future amendments or supplements thereto.

We are now subject to General Instruction I.B.6 of Form S-3, which limits the amounts that we may sell under the registration statement of which this prospectus supplement and the Original Prospectus form a part. The aggregate market value of our common stock held by non-affiliates pursuant to General Instruction I.B.6 of Form S-3 is approximately $30.1 million, which was calculated based on approximately 42.4 million shares of our outstanding common stock held by non-affiliates on May 15, 2018 at a price of $0.71 per share, the closing price of our common stock on March 19, 2018. During the 12 calendar months prior to, and including, the date of this prospectus supplement, we have sold approximately $1.4 million of securities pursuant to General Instruction I.B.6 of Form S-3. As a result of the limitations of General Instruction I.B.6, and in accordance with the terms of the sales agreement, we are registering the offer and sale of shares of our common stock having an aggregate offering price of up to $8.0 million from time to time through Cantor Fitzgerald, which is exclusive of the $1.4 million of securities previously sold as described in the preceding sentence.

Our common stock is listed on the Nasdaq Capital Market under the symbol “WWR.” On May 16, 2018, the last reported sale price of our common stock on the Nasdaq Capital Market was $0.42 per share.

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Investing in our securities involves a high degree of risk. You should read “Risk Factors” beginning on page S-4 of the Original Prospectus Supplement and the reports we file with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, incorporated by reference in the Original Prospectus, to read about factors to consider before purchasing our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 16, 2018.